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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                        SPANISH BROADCASTING SYSTEM, INC.
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                                (Name of Issuer)


                              CLASS B COMMON STOCK
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                         (Title of Class of Securities)

                                    846425874
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                                 (CUSIP Number)


                               ROY J. LARSON, ESQ.
                                BAKER & MCKENZIE
                              1111 BRICKELL AVENUE
                                 MIAMI, FL 33131
                                 (305) 789-8906
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 30, 2004
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 846425874


2
MIADMS/283229.1
1.       Name of Reporting Person, S.S. or I.R.S. Identification No. of
         Above Person:

         Raul Alarcon, Jr.
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2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]           (b) [ ]
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3.       SEC Use Only

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4.       Source of Funds:

         -----------------------------------------------------------------------
         Not Applicable - See item 4

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         -----------------------------------------------------------------------

6.       Citizenship or Place of Organization:

         United States of America
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         Number of shares beneficially owned by each reporting person with:

7.       Sole Voting Power            23,500,000 shares of Class B Common Stock
                                      -----------------------------------------

8.       Shared Voting Power          None
                                      -----------------------------------------

9.       Sole Dispositive Power       23,500,000 shares of Class B Common Stock
                                      -----------------------------------------


10.      Shared Dispositive Power     None
                                      -----------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         23,500,000 shares of Class B Common Stock
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12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares**

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13.      Percent of Class Represented by Amount in Row 11

         93.6% of Class B Common Stock
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14.      Type of Reporting Person

         IN
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ITEM 1.  SECURITY AND ISSUER.

         The securities to which this Schedule 13D relates are Class A Common Stock, par value $.0001 per share (the "Class A Stock") and Class B Common Stock, par value $.0001 per share (the "Class B Stock") of Spanish Broadcasting System, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2601 South Bayshore Drive, SBS Tower, PH II, Coconut Grove, Florida 33133.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) The name of the individual filing this statement is Raul Alarcon, Jr. (the "Reporting Person").

(b) The principal business address of the Reporting Person is 2601 South Bayshore Drive, SBS Tower, PH II, Coconut Grove, Florida 33133.

(c) The Reporting Person is the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer. The business address of the Issuer is 2601 South Bayshore Drive, SBS Tower, PH II, Coconut Grove, Florida 33133.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

              A. On November 30, 2004, the Reporting Person entered into a hedging arrangement termed a "prepaid forward agreement" (the "Forward Agreement") with an unaffiliated third party (the "Purchaser"), whereby the Reporting Person agreed to sell 350,000 shares of Class A Stock for the notional amount of $10.99 per share, subject to adjustment, against which the Reporting Person will receive proceeds of approximately $3,267,000. The Forward Agreement provides that upon its expiration on March 3, 2008 (the "Settlement Date"), the Reporting Person shall be obligated to deliver 350,000 shares of Class A Stock, adjusted downward if such per share value is more than the per share notional amount and equal to or less than the specified ceiling of $12.64.

              On June 7, 2004, the Reporting Person entered into a master agreement (the "Master Agreement") with the Purchaser. The Master Agreement sets forth certain terms and conditions that would apply to agreements for the sale of Class A Stock from the Reporting Person to the Purchaser. The Reporting Person agreed to sell 350,000 shares of Class A Stock pursuant to the Master Agreement and the Forward Agreement, as defined and described above.

              On June 7, 2004, the Reporting Person also entered into a pledge agreement (the `Pledge Agreement") with the Purchaser pursuant to which Reporting Person agreed to pledge shares of Class B Stock (the "Pledged Shares") to the Purchaser in order to secure its obligations relating to transactions made under the Master Agreement, including under the Forward Agreement. The Pledged Shares shall remain in the name of the Reporting Person, who shall continue to hold voting power and all other rights of a shareholder over the Pledged Shares.


                                       3

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              At the option of the Reporting Person, all or part of the Forward
     Agreement may be settled by delivery of (i) cash; (ii) the Pledged Shares, which shall automatically convert into the equivalent number of shares of Class A Stock of the Issuer; or (iii) Class A Stock owned by the Reporting Person, which Class A stock may be obtained pursuant to the exercise of stock options, open market acquisitions or otherwise.

              The Reporting Person entered into the Forward Agreement and the Pledge Agreement while not in possession of any material non-public information.

              B. On November 30, 2004, the Reporting Person agreed to transfer 100,000 shares of Class B Stock to a certain land trust (the "Land Trust"), which is majority-owned and controlled by the Reporting Person. The Land Trust has, in turn, entered into an agreement to purchase real property (the "Purchase Agreement") from an unaffiliated third party (the "Seller"), scheduled to close on January 17, 2005 (the "Closing"). Contingent upon the Closing of the Purchase Agreement, the Land Trust will be settled, the Class B Stock shall automatically convert into Class A Stock, and the Class A Stock transferred to the Seller.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is the beneficial owner of 23,500,000 shares of Class B Stock. Based upon the Company's most recent public reports, the Reporting Person is the beneficial owner of approximately 93.6% of the Class B Stock.

         (b) The Reporting Person has sole dispositive and voting power over all of the Class B Stock beneficially held by him.

         (c) See item 4.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See item 4. Except for the foregoing, there are no other contracts, arrangements, understandings or relationships among the Reporting Person or any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:   December 10, 2004.

                                 By: /s/ Raul Alarcon, Jr.
                                     -----------------------------------------
                                     Raul Alarcon, Jr., Chairman of the Board,
                                     Chief Executive Officer and President of
                                     Spanish Broadcasting System, Inc.